EXHIBIT (11)

              STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS


Net income per common share of $0.70 for the year ended December 31, 2001 was calculated by dividing net income of $707,000 for the period January 1, 2001 to December 31, 2001 by the weighted-average number of common shares outstanding of $1,014,684.